ACCESS PHARMACEUTICALS, INC.
2600 Stemmons Freeway
Suite 176
Dallas, TX 75207

Via Federal Express

July 2, 2008

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Rose Zukin

Re:	Access Pharmaceuticals, Inc. – File No. 333-149633
Statement of Reasons for Eligibility of Registration
Pursuant to Rule 415(a)(1)(i)

Dear Ms. Zukin:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated March 19, 2008.  For ease of reference, the comments are printed below in bold print, followed by the Company's responses.

1.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred shares and convertible warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred shares and convertible warrants).

Please see the attached Table 1 in response to this Comment 1.

2.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any shares to be issued upon the conversion of the preferred stock and convertible warrants in this disclosure.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

As noted in Table 2 in response to this Comment 2 above, we paid certain placement agents in the form of cash and warrants to purchase shares of our common stock.  The warrants have an exercise price of $3.50, and at the time of issuance the underlying common stock was trading at $3.11 and $2.80 for warrants granted on November 9, 2007 and February 4, 2008, respectively.

Pursuant to the terms of the Investor Rights Agreement, as amended, between the Company and the holders of its Series A Preferred Stock, the Company was required to file a Registration Statement on Form S-1 with the Securities and Exchange Commission on or before March 20, 2008 with such registration statement to become effective on or before June 18, 2008.  Since the Company’s Registration Statement was not declared effective by June 18, 2008, the Company may incur additional liquidated damages of 1% of the total Series A Preferred Stock proceeds for each 30 day period that the Registration Statement is not declared effective.  Potential liquidated damages are capped at 10% of the total subscription amount.

Pursuant to the rights and preferences of the Series A Preferred Stock, the Company is required to pay semi-annually a dividend of 6% per annum on each outstanding share of Series A Preferred Stock.  In certain circumstances, or with the approval of the holders owning a majority of the shares of Company’s Series A Preferred Stock, the Company may pay these dividends in shares of the Company’s common stock.  In order for the Company to pay these dividends in shares of the Company’s common stock, certain conditions must be met. These conditions include the requirement that the shares to be issued as dividends are covered by an effective Registration Statement.

3.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock and convertible warrants, presented in a table with the following information disclosed separately:

•
As noted in Table 1 in response to Comment 1 above, only the Series A Preferred Stock issued November 9, 2007 was issued at a discount to the then market price.  All of the warrants issued in connection with the Series A Preferred Stock financing, have an exercise price greater than the fair market value of the Company’s common stock on the date of grant.  The exercise price of the warrants is $3.50 per share and the fair market value of the common stock on the date of issuance was $3.11 for the warrants issued on November 9, 2007 and $2.80 for the warrants issued on February 4, 2008.

•
As noted in Table 1 in response to Comment 1 above, the Company also seeks to register 772,728 shares of Company common stock underlying previously issued convertible warrants.  Of the warrants to purchase 772,728 shares of the Company’s common stock, 386,364 were issued on October 24, 2006 and 386,364 were issued on December 6, 2006.  Both of these warrants have an exercise price of $1.32 per share.  On the date of issuance the fair market value of the Company’s common stock was $1.10 per share on October 24, 2006 and $1.80 per share on December 6, 2006.  As a result, the warrant issued on December 6, 2006 was issued at a discount of $0.48 per share, for an aggregate discount of $185,455.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

o	the market price per share of the securities underlying the preferred stock and convertible warrants;

o	Please see Table 1 in response to Comment 1 above.

o	the conversion price per share of the underlying securities on the date of the sale of the preferred stock and convertible warrants, calculated as follows:

▪	if the conversion price is set at a fixed price, use the price per share established in the purchase and sale agreement; and

▪
Please see Table 1 in response to Comment 1 above.  Please note that except as stated below in response to this Comment 3, the conversion price per share is fixed for the Series A Convertible Preferred Stock and warrants.  The dividends being registered do not have a conversion price.

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the preferred stock and convertible warrants and determine the conversion price per share as of that date;

▪	Except as noted below in response to this Comment 3, the conversion price of the Series A Preferred Stock and warrants is fixed.

o	the total possible shares underlying the preferred stock and convertible warrants (assuming no cash dividend payments, complete conversion of the shares of preferred stock and convertible warrants);

o
As noted in Table 1 in response to Comment 1 above (but subject to the disclosure below), the total possible shares underlying the Series A Preferred Stock and associated convertible warrants is 15,815,659.  In addition, the Company may at its option and under certain circumstances issue common stock dividends in lieu of cash dividends on the Series A Preferred Stock.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

o
the combined market price of the total number of shares underlying the preferred stock and convertible warrants, calculated by using the market price per share on the date of the sale of the preferred stock and convertible warrants and the total possible shares underlying the preferred stock and convertible warrants;

o	Please see Table 1 in response to Comment 1 above.

o
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the preferred stock and convertible warrants calculated by using the conversion price on the date of the sale of the preferred stock and convertible warrants and the total possible number of shares selling shareholders may receive; and

o	Please see Table 1 in response to Comment 1 above.

o
the total possible discount to the market price as of the date of the sale of the preferred stock and convertible warrants, calculated by subtracting the total conversion price on the date of the sale of the preferred stock and convertible warrants from the combined market price of the total number of shares underlying the preferred stock and convertible warrants on that date.

o	Please see Table 1 in response to Comment 1 above.

If there are any provisions in the certificate of designation of preferences, rights and limitations of Series A that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Series A Preferred Stock is subject to adjustment in the event the Company issues or sells any shares of Company common stock for a price below the current Series A Preferred Stock conversion price; provided, however, that no such adjustment will be made in connection with (i) shares of common stock issued upon conversion of Series A Preferred Stock or the exercise of warrants issued in connection with the issuance of Series A Preferred Stock, (ii) the exercise of options, warrants or the conversion of convertible notes that were outstanding on the date of issuance of the Series A Preferred Stock, (iii) common stock issued pursuant to any stock-based compensation plans, (iv) common stock issued pursuant to a stock split, combination or subdivision of the outstanding common stock, and (v) shares of common stock issued in connection with a bona-fide strategic transaction.  As noted in Table 1, the conversion price of the Series A Preferred Stock at the time of issuance was $3.00 per share.  As of the date hereof, the Company has not issued or sold, and does not currently have any plans to issue or sell, any shares of Company common stock for a price below $3.00 per share.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

4.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversation discounts for securities underlying any other warrants, options notes or other securities of the issuers that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

o	market price per share of the underlying securities on the date of the sale of that security;

o	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

o	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

Please see the attached Table 3 in response to Comment 4.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

5.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

●	the gross proceeds paid or payable to the issuer in the private placement transaction;

●
As noted in Table 1 prepared in response to Comment 1 above, the Company received gross proceeds of $33,733,928 from its issuance of Series A Preferred Stock and warrants.  These proceeds include proceeds from convertible notes with an outstanding principal and accrued interest balance of $21,468,927 which were exchanged for shares of Series A Preferred Stock and warrants, but do not include any proceeds relating to possible exercise of warrants.

●	all payments that have been made or that may he required to be made by the issuer that are disclosed in response to comment 2;

●	Please see the response to comment 2 above.

●	the resulting net proceeds to the issuer; and

●	As noted in Table 1 in response to comment 1 above, the net proceeds (net of placement agent fees) received by the Company were $11,351,457.

●
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock and convertible warrants issued in the private placement and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

●	Please see the response to Comment 1 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the preferred stock and convertible warrants as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the preferred stock and convertible warrants.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

The total amount of payments as disclosed in Comment 2 above and discounts as a percent of net proceeds is 8%.

6.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Please see the attached Table 4 in response to Comment 6.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

3,228,199 shares of common stock

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

830,000 shares of common stock for Oracle Partners, LP (“Oracle”) and affiliates convertible notes on Form S-1 Registration Statement No. 333-135734.

730,000 shares of common stock for Oracle and affiliates convertible notes on Form S-3 Registration Statement No. 333-92210.

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

16,588,387 shares

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

No shares have been sold in any registered resale transactions by the selling shareholders or affiliates of the selling shareholders.

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

16,588,387 shares

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

●	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities; and

●
The Company has received adequate financing to pay all required cash dividends over the next twelve months.  However, in an effort to maximize the amount of funds available for working capital the Company anticipates issuing shares of Common Stock in lieu of cash dividends over the near term.

●
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

●
The Company has submitted investor questionnaires to its Selling Stockholders.  Upon receipt of the questionnaires, the Company will be able to respond to questions regarding short sales of the Company’s common stock by Selling Stockholders. To date no Selling Stockholder has indicated that it has a short position in the Company’s common stock.

o	the date on which each such selling shareholder entered into that short position; and

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (e.g., before or after the announcement of the private placement transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and convertible notes; and

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

•
Relationships between the Company and Selling Stockholders are described in the sections titled “Transactions With Related Persons, Promoters and Certain Control Persons” and “Selling Stockholders” on pages 76 and 21, respectively, of the Registration Statement filed on Form S-1.  For your convenience a copy of these sections is attached as Exhibit A hereto.

●
In addition to the relationships described in the Form S-1 (as referred to above), the Company is a party to a management consulting agreement with SCO Financial Group LLC (“SCO”) pursuant to which SCO provides certain consulting services to the Company in exchange for a monthly fee of $12,500. The Company also agrees to pay SCO a success fee of 7% (plus warrant coverage of 10% with exercise price equal to purchaser’s warrants) of the aggregate value of the proceeds received by the Company pursuant to its issuance Preferred Stock.  SCO agreed to waive its right to this 7% fee with respect to any proceeds received by the Company as a result of the efforts of other placement agents.

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and convertible warrants.

●
Except as noted below, all agreements with Selling Stockholders (as referred to above) have been previously provided to the Securities and Exchange Commission as exhibits to the Company’s periodic filings with the Securities and Exchange Commission. For the conveyance of the staff each of these agreements is included at Exhibit C attached hereto.

Agreements as noted in the Company’s Form 10K for the fiscal year ended
December 31, 2007

10.17	Form of Warrant, dated February 16, 2006, issued by us to certain Purchasers (1)
10.18	Form of Warrant, dated October 24, 2006, issued by us to certain Purchasers (2)
10.19	Form of Warrant, December 6, 2006, issued by us to certain Purchasers (2)
10.22	Preferred Stock and Warrant Purchase Agreement, dated November 7, 2007, between us and certain Purchasers (3)
10.23	Investor Rights Agreement, dated November 10, 2007, between us and certain Purchasers (3)
10.24	Form of Warrant Agreement dated November 10, 2007, between us and certain Purchasers (3)
10.25	Board Designation Agreement, dated November 15, 2007, between us and SCO Capital Partners LLC (3)
10.26	Amendment and Restated Purchase Agreement, dated February 4, 2008 between us and certain Purchasers (3)
10.27	Amended and Restated Investor Rights Agreement, dated February 4, 2008 between us and certain Purchasers (3)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

(1)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2006.
(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 2006.
(3)	Incorporated by reference to our Form S-1, 333-149633.

●
In addition to the agreements previously disclosed above, the Company is a party to a Consulting Services Agreement, dated February 15, 2006 by and between the Company and SCO Financial Group LLC.  For the conveyance of the staff a copy of the agreement is included at Exhibit C attached hereto.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.  Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholder" section of the prospectus.

The Company wishes to register all of the shares of common stock underlying its Series A Preferred Stock and convertible warrants which were issued in connection with its sale of Series A Preferred Stock.  In addition, the Company wishes to register a certain number of shares of common stock which the Company may issue, at its option, to holders of Series A Preferred Stock as a stock dividend, in lieu of the required cash dividend.  The Company also seeks to register an aggregate 772,728 shares of Company common stock underlying warrants previously issued to SCO Capital Partners LLC, Lake End Capital LLC, Mark Alvino and Howard Fischer on October 24, 2006 and December 6, 2006 in connection with their purchase of Company notes.

11.  With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

Please see Exhibit B attached hereto in response to this Comment 11.

Eligibility for Shelf Registration Pursuant to Rule 415(a)(1)(i)

12.  We note that you are registering the sale of 18,170,747 shares.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

The Company respectfully submits that the transaction being registered under Form S-1, filed with the Commission on March 11, 2008, is eligible to be made on a shelf basis under Rule 415(a)(1)(i), as such securities are currently held by, or are issuable to, entities other than the Company, none or which are subsidiaries of the Company, and to none of which the Company is a subsidiary.

The Company wishes to register 18,170,747 shares of common stock.  These shares consist of shares underlying convertible Series A Preferred Stock, shares issuable upon the exercise of certain Company warrants and shares issuable by the Company as dividends on the Series A Preferred Stock, with such dividends to be issued at the Company’s option in lieu of cash dividends. Of the total number of shares being registered, 9,428,749 relate to shares issued to three separate entities (and their affiliates) in exchange for previously issued convertible notes, none of these entities are either a subsidiary, or the parent of the Company:

1.	Oracle Partners and affiliates,
2.	Lake End Capital LLC and affiliates, and
3.	SCO Capital Partners and affiliates.

Oracle Partners and affiliates

Of the 18,170,747 shares being registered, 2,186,549 of such shares relate to shares of common stock underlying Series A Preferred Stock and common stock warrants which were issued to Oracle and affiliates on November 13, 2007 in exchange for the cancellation of $4,015,000 of principal amount of convertible promissory notes plus interest, as amended, originally issued to Oracle on September 13, 2000. The Company had previously registered the 803,000 shares of common stock underlying such convertible notes on a registration statement on Form S-1 Registration Statement No. 333-135734 which was declared effective on August 7, 2006 and 730,000 shares of common stock underlying such convertible notes on a registration statement on Form S-3 Registration Statement No. 333-92210 which was declared effective on February 10 7, 2004. The Company sold such convertible promissory notes to Oracle over seven years ago, received payment for the notes, registered the common stock underlying those notes, and now wishes to register the securities underlying the preferred stock exchanged for those notes.  Although Oracle had the right to retain its notes or convert them into shares of the Company’ common stock, Oracle and the Company agreed to exchange the notes for shares of the Company’s Series A Preferred Stock. As we cannot ascertain whether the preferred stock held by Oracle will ever be converted into shares of common stock, the Company submits that the registration of such shares is in compliance with Rule 415(a)(1)(i).

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

Lake End Capital and SCO Capital Partners and affiliates

Of the 18,170,747 shares being registered, 7,242,200 of such shares relate to shares of common stock underlying Series A Preferred Stock and common stock warrants which were issued to Lake End Capital LLC (“Lake End”) and SCO Capital Partners LLC and its affiliates (“SCO”) on November 13, 2007 in exchange for the cancellation of $6,000,000 of principal amount of convertible promissory notes plus interest originally issued to Lake End Capital LLC and SCO and affiliates on February 16, 2006 ($5,000,000), October 24, 2006 ($500,000) and December 6, 2006, ($500,000). The Company had previously registered the common stock underlying the convertible notes issued on February 16, 2006 on a registration statement on Form S-1 Registration Statement No. 333-135734 which was declared effective on August 7, 2006. The Company sold such convertible promissory notes to Lake End and SCO in 2006, received payment for the notes, registered the common stock underlying those notes, and now wishes to register the securities underlying the preferred stock exchanged for those notes.  Although Lake End and SCO had the right to retain such notes or convert them into shares of the Company’s common stock, Lake End Capital, SCO and the Company agreed to exchange the notes for Series A Preferred Stock. As we cannot ascertain whether the preferred stock held by Lake End and SCO will ever be converted into shares of common stock, the Company submits that the registration of such shares is in compliance with Rule 415(a)(1)(i).

As a result of the entities listed above exchanging their notes for Series A Preferred Stock and warrants, approximately 50% of the shares the Company now wishes to register for resale relate to the original investment by such Selling Stockholders in convertible notes, some of which were issued over seven years ago.  Therefore, the Company respectfully submits that its registration of these 9,121,179 shares on Form S-1 is in compliance with Rule 415(a)(1)(i).

Of the 18,170,747 shares the Company wishes to register, 16,303,706 shares are being registered for the benefit of a total of 17 institutional investors.  These shares represent shares of common stock underlying shares of Series A Preferred Stock and warrants sold to these investors (as more fully described in Table 1 prepared in response to Comment 1 of this letter) on November 9, 2007 and February 4, 2007.  The Company is also seeking to register shares of common stock issuable upon the exercise of placement agent warrants and previously issued and outstanding warrants issued to each of SCO Capital Partners, LLC, Lake End Capital, LLC, Mark Alvino and Howard Fisher. Recipients of placement agent warrants and previously issued warrants are listed and described more fully in the Table 1 attached in response to Comment 1 listed above. In addition, the Company also seeks to register 1,582,360 shares of common stock to be issued by the Company, at its option, in lieu of cash dividends on the Series A Preferred Stock.  The Series A Preferred Stock accrues dividends at a rate of 6% per annum and, subject to the happening of certain events, may be paid at the Company’s option in shares of the Company’s common stock.  The Company has chosen to register those shares it reasonably anticipates paying as dividends to the holders of Series A Preferred Stock over the first two years in which the shares of Series A Preferred Stock are issued and outstanding.  None of the entities owning shares of Series A Preferred Stock or warrants are either subsidiaries of the Company or a parent of the Company. Therefore, the Company respectfully submits that its registration of these additional 8,741,998 shares on Form S-1 is in compliance with Rule 415(a)(1)(i).

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

Furthermore, in response to your inquiry requesting whether the transaction being registered is proper under Rule 415(a)(1)(i), the Company respectfully submits that:

•	The number of selling shareholders and the percentage of overall offering made by each shareholder.

●	The total number of selling shareholders is 25. Please see attached Table 5 in response to the percentage of overall offering made by each shareholder.

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

●	See response to Comment 1 above for date and manner in which each selling stockholder received shares and/or the underlying securities.

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

●	See response to Comment 9 above for a description of selling stockholder relationships with the Company.

•	Any relationship among the selling shareholders;

●
The Company understands that there is a relationship between Lake End Capital LLC and SCO Securities LLC.  This relationship is more fully described in “Transactions With Related Persons, Promoters and Certain Control Persons” of our Registration Statement filed on Form S-1.  The Company is not currently aware of any other relationships between the Selling Stockholders.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or its affiliates in fees or other payments;

●
We note that the Company received a total of $14,254,800 cash proceeds from the sale of Series A Preferred Stock and warrants.  In addition, the Company canceled debt and accrued interest of $19,479,128 in exchange for Series A Preferred Stock and warrants.  We kindly direct your attention to Table 1 in response to Comment 1 for a more complete description of proceeds received.  Please also see response to Comment 3 above.

•	The discount at which the shareholders will purchase the common stock underlying the preferred stock and warrants (or any related security, such as an option) upon conversion or exercise; and

●
 Our shares of Series A Preferred Stock are currently convertible at a price of $3.00 per share and the warrants issued in conjunction therewith are exercisable at a price of $3.50 per share.  As of July 1, 2008, the closing price of our common stock was $3.00 per share and therefore neither the conversion of the Series A Preferred Stock nor the warrants would be at a discount as of that date.  However, the discount, if any, at which a Selling Stockholder may purchase shares of our common stock is dependant upon the market price of our common stock on any given day. In addition, any dividends issued by the Company in lieu of cash dividends will be at a value equal to the twenty (20) day average closing market price of the common stock on the date of grant.

●
 As noted in response to Comment 3 above, we issued a warrant on December 6, 2006.  That warrant is exercisable for an aggregate 386,364 shares of our common stock at an exercise price of $1.35 per share.  At the time of issuance our common stock was trading at $1.80 per share for an aggregate discount of $173,864.

•	Whether or not any of the selling stockholders is in the business of buying and selling securities.

o	We understand that certain of the stockholders are in the business of buying and selling securities as indicated by footnote in Table 5 attached hereto.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 2, 2008

Directors, Executive Officers, Promoters and Control Persons

Executive Compensation, page 60

13.  Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2007.

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We respectfully submit that as requested, the Executive Compensation section in the to be filed Form S-1/A will be updated to reflect executive compensation for the fiscal year ended December 31, 2007, which disclosure was previously included in the Company’s proxy statement dated April 22, 2008.

Financial Statements, page F-1

14.  Please note that as of February 15, 2008, the financial statements in your filing are not current and must be updated.  Please provide the company’s audited financial statements for the fiscal year ended December 31, 2007.

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We respectfully submit that as requested the financial statements in the to be filed Form S-1/A will be updated to include the financial statements for the fiscal year ended December 31, 2007, which financial statements were previously included in the Company’s Form 10-K for the period ended December 31, 2007.

Signatures

15.  Please revise your filing to include the signature of you Chief Executive Officer in his own capacity, and to include the signature of your Principal Accounting Officer, as required by Form S-1.

•	We respectfully submit that as requested, the signatures of our Chief Executive Officer and Principal Accounting Officer will be included in the Form S-1/A.

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If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874.  If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John. J Concannon

John J. Concannon III, Esq.
Bingham McCutchen, LLP

cc:           Mr. Jeffrey B. Davis
Mr. Stephen B. Thompson